August 1, 2008

By EDGAR and Overnight Delivery

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 90549-3561

Re:	Skins Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 13, 2008 File No. 333-150438

Dear Mr. Reynolds:

On behalf of Skins Inc., a Nevada corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-1 originally filed April 24, 2008 (the “Registration Statement”), as subsequently amended on June 13, 2008 by Amendment No. 1 thereto. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 from the Registration Statement, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated July 2, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Selling Shareholders, page 45

1.
Comment: We note your response to comment 13 of our previous letter. We note you list 27,608,724 shares of common stock registered for sale in the table on page 48. This is not consistent with the 28,608,724 shares listed in the fee table. Please revise or advise.

Response: We respectfully note your comment and inform you that the Company is registering 28,608,724 shares of common stock. The selling stockholder Cullen Equities UK Ltd. was inadvertently listed as having 1,000,000 shares registered, but this selling stockholder is having 2,000,000 shares registered. We have revised the selling stockholder table on page 48 accordingly.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:	Mark Klein, Skins Inc.
Dana Brown, SEC